Exhibit 99.1

InflaRx Announces New Pipeline Program – Oral C5aR Inhibitor

•	Regulatory discussions on Phase I program have been initiated
•	First-in-human study expected to start in the second half of 2022

Jena, Germany, January 10, 2022 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced a new pipeline program, INF904, an oral small molecule inhibitor of C5aR.

“Inhibition of the C5a/C5aR axis provides strong anti-inflammatory effects in a variety of diseases. Blockade of C5a using highly specific antibodies, such as vilobelimab, may offer a fast, effective, and safe way to control C5a-induced inflammation. In addition to this approach, inhibition of C5aR by oral small molecules may provide the ease of administration required for effective long-term treatment for more chronic inflammatory diseases. In INF904, we have discovered a small molecule C5aR inhibitor, which has shown best-in-class potential in preclinical studies. We believe that INF904 could become a powerful inflammation-fighting tool that is highly complementary to vilobelimab,” said Prof. Renfeng Guo, Chief Scientific Officer and Founder of InflaRx.

InflaRx recently has been granted a composition of matter patent for INF904 and associated compounds by the US Patent and Trademark Office and has completed IND-enabling (preclinical) studies that demonstrated no obvious toxicological findings even in the highest dose groups in required GLP toxicity analyses. In these preclinical studies, oral INF904 showed higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to the marketed C5aR inhibitor. Anti-inflammatory therapeutic effects in several preclinical disease models were also demonstrated by INF904. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of drugs, including glucocorticoids.

InflaRx expects to initiate a Phase I program in the second half of 2022 and plans to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

About InflaRx N.V.:
InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class or best-in-class, potent and specific inhibitors of C5a and C5aR. Complement C5a and C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.com.

Contacts:

InflaRx N.V.
Jordan Zwick – Chief Strategy Officer
Jason Stewart – Strategy & Investor Relations
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our preclinical trials and planned clinical trials of INF904 and the safety and efficacy results of those trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.